Other Information

As previously disclosed, we are the exclusive licensee of US, European and other patents related to nimotuzumab owned by CIMAB S.A. (“CIMAB”), a Cuban company responsible for commercializing products developed at Cuba’s Centro de Immunologia Molecular, a research institute formed by the government of Cuba.  In connection with a default judgment obtained from a U.S. federal court in Miami, Florida by an individual claimant against the Republic of Cuba, the Cuban government and a number of other parties, including CIMAB, the claimant has recorded a lien against the US patents that are licensed by us from CIMAB. These are patents US 5,891,996 and 6,506,883, each of which expires in November 2015. The claimant also has commenced an action to enforce that default judgment.  If the claimant succeeds in its action to enforce the judgment, ownership of the licensed US patents could be transferred from CIMAB to the claimant or sold to a third party.  Based on the advice of our counsel, we believe that any transfer of the US patents will be subject to our existing license from CIMAB and that any such transfer should have no bearing on our rights under the license agreement.  However, there can be no assurance that any subsequent owner of the US patents will fully cooperate with us in connection with our efforts to continue the development of nimotuzumab in the United States, will not attempt to invalidate our license agreement, or will not attempt to take any other action that could potentially impact our license to the US patents.